

August 27, 2014

Via E-mail
Robin G. Lane
President and Chief Executive Officer
5130 S. Fort Apache Road, #215-219
Las Vegas, NV 89148

> **Re:**   **Right Lane Acquisition I, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 20, 2014**
> **File No. 333-194109**

Dear Ms. Lane:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>Financial Statements, page 30</u>

<u>General</u>

1. We have reviewed your revisions in response to comment 2 in our letter dated July 11, 2014 and note that your financial statements do not account for the period from February 8, 2014 through March 31, 2014. Please be advised that your financial statements should account for continuous periods with no gaps between audited and unaudited information. Please revise your financial statements to account for the full period from inception through June 30, 2014 by either:

    - Providing unaudited financial statements from February 8, 2014 through June 30, 2014 and leaving your audited financial statements unchanged; or,

    - Providing audited financial statements through March 31, 2014 and leaving your unaudited financial statements unchanged.

Additionally, please clearly indicate on the face of your interim financial statements that they are unaudited and also update your selected financial data on page 8.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323, or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding financial statements and related matters. Please contact Liz Walsh, Staff Attorney, at (202) 551-3696, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Harold Gewerter, Esq.